EXHIBIT 99.13
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

30 September 2022

Dividend Reinvestment

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR / KMP to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Share Plan Account (SPA)

Rio Tinto plc ordinary shares of 10p each and Rio Tinto Limited ordinary shares ('Shares') held in a SPA are eligible for a dividend reinvestment whereby cash dividends are used to buy Shares in the market.

On 23 September 2022 the following PDMR / KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a SPA.

Security	Name of PDMR / KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Cunningham, Peter	1,399.59622	48.27378
Rio Tinto plc shares	Stausholm, Jakob	164.09525	48.27378

On 29 September 2022 the following PDMR / KMP acquired shares in Rio Tinto Limited by way of reinvestment of dividends received on shares held in a SPA.

Security	Name of PDMR / KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Sinead Kaufman	1,365.71271	91.6013
Rio Tinto Limited shares	Ivan Vella	406.85099	91.6013

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares).  Qualifying UK employees are also awarded Free Shares once a year.

Rio Tinto plc shares held in the UKSP are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto plc shares in the market.

On 29 September 2022 the following PDMR / KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a UKSP.

Security	Name of PDMR / KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	32	48.27378
Rio Tinto plc shares	Cunningham, Peter	167	48.27378
Rio Tinto plc shares	Stausholm, Jakob	23	48.27378

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares ('Shares'). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge ('matching shares' and 'matching ADRs'), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

Rio Tinto Shares held in myShare are subject to dividend reinvestment whereby cash dividends are used to buy Shares in the market under the terms of myShare.

On 23 September 2022 the following PDMR / KMP acquired Rio Tinto plc shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR / KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	33.86918	48.27378
Rio Tinto plc shares	Barrios, Alfredo	20.3745	48.27378
Rio Tinto plc shares	Cunningham, Peter	42.55384	48.27378
Rio Tinto plc shares	Stausholm, Jakob	5.70412	48.27378
Rio Tinto plc shares	Trott, Simon	16.33915	48.27378
Rio Tinto plc shares	Vella, Ivan	3.32444	48.27378

On 29 September 2022 the following PDMR / KMP acquired Rio Tinto Limited shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR / KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Sinead Kaufman	36.37780	91.6013
Rio Tinto Limited shares	Simon Trott	63.36051	91.6013
Rio Tinto Limited shares	Ivan Vella	11.44465	91.6013

Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans

Rio Tinto plc and Rio Tinto Limited offer a dividend reinvestment plan that gives shareholders the opportunity to use their cash dividends to buy Rio Tinto plc or Rio Tinto Limited shares respectively, in the market.

On 28 September 2022 the following PDMR / KMP acquired ordinary shares in Rio Tinto Limited under a dividend reinvestment plan.

Security	Name of PDMR / KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Ivan Vella	16	90.493511

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.
LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE Page 2 of 3

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

Matthew Klar
M+ 44 7796 630 637

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Simon Letendre
M +514 796 4973

Malika Cherry
M +1 418 592 7293

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Tom Gallop
M +61 439 353 948

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

Notice to ASX/LSE Page 3 of 3